EXHIBIT 20


                         LASER MORTGAGE MANAGEMENT, INC.
                               ANNOUNCES DIVIDEND


          Short Hills, N.J., December 18, 1997. The Board of Directors of LASER Mortgage Management, Inc. (NYSE: LMM) has declared an initial cash dividend to its stockholders equal to at least 95% of the taxable income earned by the Company since it commenced operations December 2, 1997. The dividend will be no less than $0.13 per share of common stock. The dividend is payable on January 31, 1998 to stockholders of record as of December 31, 1997.

          Since the recent completion of its initial public offering, the Company has invested a substantial portion of its net proceeds. The Company has purchased government agency mortgage-backed securities and related hedges as well as other mortgage-related securities and non-mortgage debt securities (including, securitized bank loans, asset-backed securities and sovereign debt). In the month to date, over 95% of the assets acquired by the Company have been issued by government agencies. The Company has not purchased any adjustable rate mortgage-backed securities. Management intends to continue to acquire additional mortgage- backed securities and mortgage loans, as well as non-mortgage debt securities.

          Mr. Smirlock, the Chief Executive Officer of the Company, said "We are pleased with the speed at which we were able to invest the Company's offering proceeds and generate income sufficient for the dividend in light of the fact that the Company has not completed its initial spread lending activities, the Company's initial capital was not received until December 2nd and most of the securities purchased by the Company did not start earning net interest income for the Company until December 11th and 12th."

          LASER Mortgage Management, Inc. is a specialty finance company investing primarily in mortgage-backed securities and mortgage loans. The Company will elect to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended. LASER Advisers Inc., a registered investment adviser, manages the day-to-day operations of the Company. The executive offices of LASER Mortgage Management, Inc. are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

          "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING LASER MORTGAGE MANAGEMENT'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES.

         Date:                      December 18, 1997

         Contact:          LASER Mortgage Management, Inc.
                           Robert Gartner, Vice President  (973) 912-8270